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APR 02 2024

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45310

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Planning Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32-16 BROADWAY AVE, 2ND FLOOR
(No. and Street)

Fair Lawn	NJ	07410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Karalewich	(201) 476 - 0029	mkaralewich@nationwideplanning.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Karalewich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Planning Associates, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AFERDITA ISUFI
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 07, 2024

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Planning Associates, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note K to the financial statements, the Company has numerous pending legal claims for which the outcome cannot be determined that raise substantial doubt about its ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

April 1, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2023

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	197,860
Deposit with clearing broker		100,000
Due from clearing broker		979,870
Due from related party		180,000
Accounts receivable		617,600
Income taxes receivable		101,792
Prepaid Expenses		46,937
Property and equipment, net of accumulated depreciation of $ (661,202)		358,633
Right of use asset		522,034
Deposits		27,688
Total Assets	$	3,132,414

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	479,642
Commissions payable		791,100
Lease Liability		562,827
Accrued Compensation		42,553
Total Liabilities	$	1,876,122
Stockholders' Equity	$	1,256,292
Total Liabilities and Stockholders' Equity	$	3,132,414

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2023

REVENUES		
Commissions	$	11,100,751
Mutual Fund Fees		3,190,576
Private Placements		4,358,898
Interest Income		62,927
Fees from Registered Representatives		996,519
Employee Retention Credit		362,743
Other Income		421,081
Total Revenues	$	20,493,495
Expenses		
Commissions, compensation and benefits	$	16,453,531
Clearing services		663,721
Technology and communications		213,219
Occupancy & Equipment		671,898
Interest		21,875
Other expenses		1,904,068
Total Expenses	$	19,928,312
Income before income taxes	$	565,183
Provision for Puerto Rico income taxes		13,458
Net Income	$	551,725

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from Operating Activities:		
Net Income	$	551,725
Items which do not impact cash:		
Depreciation		77,955
Adjustments to reconcile net income to net cash		
Provided by operations:		
Increase in income tax receivable		(43,579)
Increase in accounts receivable		(102,811)
Increase in due from clearing broker		(70,857)
Decrease in prepaid expenses		13,252
Decrease in due from related party		80,000
Decrease in deposits		49,111
Decrease in right of use asset		176,544
Increase in accounts payable and accrued expenses		213,625
Increase in commissions payable		218,219
Decrease in lease liability		(212,315)
Increase in accrued compensation		4,038
Net Cash Provided By Operating Activities	$	954,907
Cash Flows from Investing Activites:		
Leasehold Improvements		(263,386)
Furniture and equipment		(11,489)
Net Cash Used by Investing Activities	$	(274,875)
Cash Flows from Financing Activities:		
Distributions		(349,560)
Contributions		49,495
Retirement of subordinated loan		(250,000)
Net Cash Used by Financing Activities	$	(550,065)
Net Increase in Cash		129,967
Cash		
Beginning of Year		67,893
End of Year	$	197,860
Supplemental Cash Flow Disclosures		
Cash paid during the year for interest	$	21,875
Puerto Rico income tax payments		57,037

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2023

Balance at December 31, 2022	$	250,000
Decreases:		
Retirement of subordinated loan		(250,000)
Balance at December 31, 2023	$	-

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

Balance, December 31, 2022	$ 1,004,632
Distributions	(349,560)
Contributions	49,495
Net Income	551,725
Balance, December 31, 2023	$ 1,256,292

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statements
December 31, 2023

NOTE A - Organization and Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing broker) on a fully disclosed basis.

Cash: The Company maintains its cash accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged as expenses as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company is taxed as an S-corporation. Therefore, the income or losses of the Company flow through to its stockholders and no federal or state income taxes are recorded in the accompanying financial statements. Although the Company as an S-corporation generally is not subject to income tax at the Company level, the Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income.

The Company has adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

NOTE A - Organization and Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: Revenue from contracts with customers includes commission and concession income and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and other transactional based fees. Commissions and fees charged to customers as well as related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified by the Company.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Nationwide Planning Associates, Inc.
Notes to Financial Statements
December 31, 2023

NOTE A - Organization and Summary of Significant Accounting Policies (Continued)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interesting-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $447,968 which was $357,695 in excess of its required net capital of $90,273 and its ratio of aggregate indebtedness to net capital was 3.02 to 1.00.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker consists of commissions receivable as well as funds held in various accounts. The receivable is considered fully collectible at December 31, 2023, and no allowance is required.

Nationwide Planning Associates, Inc.
Notes to Financial Statements
December 31, 2023

NOTE E - Leases

The Company has obligations for office space with initial noncancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability of all such leases based on the present value of future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments) less the unamortized balance of lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease terms.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have initial noncancelable terms of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease terms.

Maturity of the lease liability under the noncancelable operating leases with initial noncancelable terms in excess of one year are as follows:

2024	108,537
2025	111,150
2026	113,841
2027	116,613
2028	100,268
Thereafter	76,842
Total	$627,251

Total undiscounted lease payments	$627,251
Less imputed interest	(64,424)
Total lease liability	$562,827
Weighted average remaining lease term:	
Operating leases	5.53 years
Weighted average discount rate:	
Operating Leases	6.12%

NOTE E - Leases (Continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e., building property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2023 was $593,943.

The operating lease liability exceeds the operating lease ROU asset due to an unamortized lease incentive.

NOTE F - Income Taxes

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities for its Puerto Rican operations, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for Puerto Rico income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for Puerto Rico income taxes is summarized as follows:

Current income tax expense	$13,458
Deferred income tax benefits	-
Total provision for Puerto Rico income taxes	$13,458

Income tax expense differs from the amount determined by applying the statutory tax rate to pretax income primarily due to non-Puerto Rican sourced income. The Company's income tax receivable at December 31, 2023 in the amount of $101,792 arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

NOTE G - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions expensed by the Company for the year ended December 31, 2023.

NOTE H - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has sixteen claims with customers that are in progress at December 31, 2023, as defendant.

NOTE H - Contingencies (Continued)

The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions. The Company is unable to reasonably estimate the possible loss that could be sustained from the claims made by customers because of the unpredictability of the legal process and the lack of sufficient information regarding the merits of the claims. Consequently, no accrual for potential loss has been recorded in the financial statements.

The Company has accrued $200,000 for the expected costs of litigating these claims that has been included in accounts payable and accrued expenses within the accompanying statement of financial condition.

NOTE I - Related Party Transactions

The Company has a shared services agreement with a related company owned by the Company's stockholders. The Company provides the related company with administrative staff, office space and other operating support services in exchange for fees. Fees recognized by the Company under the agreement for 2023 were approximately $410,890 and have been included in other income in the accompanying statement of operations. Approximately $292,090 of amounts payable to the Company arising from this agreement were forgiven by the Company and have been included in other expenses in the accompanying statement of operations.

The Company has extended informal loans to the related company in the amount of $180,000 as of December 31, 2023. The loans are payable on demand, do not bear interest, and are included in due from related party within the accompanying statement of financial condition.

Commencing on July 1, 2023, the Company entered into a lease agreement for office space with initial noncancelable terms of less than one year with a separate related company owned by the Company's stockholders. The Company expensed approximately $148,055 for the year ended December 31, 2023, pursuant to this agreement.

Financial position and results of operations could differ form the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE J - Employee Retention Credit

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law on March 27, 2020, and the subsequent extension of the CARES Act, the Company was eligible for a refundable employee retention credit subject to certain criteria. The Company recognized $362,743 in employee retention credit revenues from refunds received during the year ended December 31, 2023.

NOTE K - Going Concern

The Company is defendant of in excess of $18,000,000 of pending legal claims as of December 31, 2023. The possible loss that could be sustained form these claims cannot be reasonably estimated. However, the outcome of these claims could have a detrimental effect on the Company's financial position, results of operations, and cash flows. The potential financial impact of these claims raises substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis and do not include adjustments that may arise if the Company ceases to be a going concern.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2023

NET CAPITAL:

Total stockholders' equity	$	1,256,292
Less non-allowable assets:		
Due from related party		180,000
Income tax receivable		101,792
Property and equipment, net		358,633
Deposits		27,688
Prepaid Expenses		46,937
Accounts receivable, net of related commission payable		91,414
Total Deductions		(806,464)
Net capital before haircuts	$	449,828
Less haircuts		(1,860)
Net Capital	$	447,968
Minimum dollar net capital	$	50,000
Minimum net capital based on aggregate indebtedness	$	90,273
Excess net capital	$	357,695
Aggregate indebtedness	$	1,354,089
Ratio of aggregate indebtedness to net capital		3.02 to 1.00

There is no significant difference between the Company's computation of net capital above and its amended Part IIA of Form X-17A-5 as of December 31, 2023.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Nationwide Planning Associates, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Nationwide Planning Associates, Inc. limits its other business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Nationwide Planning Associates, Inc. and Nationwide Planning Associates, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Nationwide Planning Associates, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, with exceptions as noted in the exemption report.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii). of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

April 1, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

32-16 Broadway, Floor 2
Fair Lawn, NJ 07416
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

1) Nationwide Planning Associates, Inc. (the "Company" or "Firm) claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2) Nationwide Planning Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2023 with the following exceptions:

Item	Exception	Date	Description
1	Customer check forwarded 3 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	1/4/2023	The firm identified the exception during the branch audit and has taken corrective action.
2	Customer check forwarded 3 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	1/4/2023	The firm identified the exception during the branch audit and has taken corrective action.
3	Customer check forwarded 2 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	7/12/2023	The firm identified the exception during the branch audit and has taken corrective action.
4	Customer check forwarded 2 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	9/12/2023	The firm identified the exception during the branch audit and has taken corrective action.
5	Customer check forwarded 2 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	10/12/2023	The firm identified the exception during the branch audit and has taken corrective action.
6	Customer check forwarded 2 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	12/4/2023	The firm identified the exception during the branch audit and has taken corrective action.
7	Customer check forwarded 2 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	12/15/2023	The firm identified the exception during the branch audit and has taken corrective action.
8	Customer check forward date was missing from the log at the firm's Hackensack (CRD# 442005) registered location.	3/27/2023	The firm identified the exception during the branch audit and has taken corrective action.
9	Customer check received date was missing from the log at the firm's Hackensack (CRD# 442005) registered location.	10/13/2023	The firm identified the exception during the branch audit and has taken corrective action.
10	Customer check received date was missing from the log at the firm's Hackensack (CRD# 442005) registered location.	10/13/2023	The firm identified the exception during the branch audit and has taken corrective action.
11	Customer check received date was missing from the log business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	3/24/2023	The firm identified the exception during the branch audit and has taken corrective action.
12	Customer check forwarded 2 business days after taking receipt from the firm's Huntington (CRD# 300368) registered location.	3/24/2023	The firm identified the exception during the branch audit and has taken corrective action.
13	Customer check forwarded 2 business days after taking receipt from the firm's Huntington (CRD# 300368) registered location.	9/14/2023	The firm identified the exception during the branch audit and has taken corrective action.
14	Customer check forwarded 2 business days after taking receipt from the firm's Huntington (CRD# 300368) registered location.	9/14/2023	The firm identified the exception during the branch audit and has taken corrective action.
15	Customer check forwarded 8 business days after taking receipt from the firm's Merrick (CRD# 715585) registered location.	1/8/2023	The firm identified the exception and has taken corrective action. Our investigation concluded that this was likely an entry error in the log by the processor and the check was actually disbursed same day it was received.
16	Customer check forwarded 2 business days after taking receipt from the firm's Lebanon (CRD# 720910) registered location.	3/21/2023	The firm identified the exception during the branch audit and has taken corrective action.
17	Customer check forwarded 3 business days after taking receipt from the firm's San Juan (CRD# 614745) registered location.	6/5/2023	The firm identified the exception and has taken corrective action.
18	Customer check forwarded 2 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	2/14/2023	The firm identified the exception during the branch audit and has taken corrective action.
19	Customer check forwarded 2 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/14/2023	The check was accompanied with new account paperwork. There was a required form missing from the paperwork which delayed the processing of the paperwork and check.

20	Customer check forwarded 3 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/13/2023	The main branch received a check without an account # listed and needed to verify with the advisor where the check should be deposited. The firm did not receive a response until 4/18/2023 which is when the check was forwarded.
21	Customer check forwarded 3 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/13/2023	The main branch received a check without an account # listed and needed to verify with the advisor where the check should be deposited. The firm did not receive a response until 4/18/2023 which is when the check was forwarded.
22	Customer check forwarded 3 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/13/2023	The main branch received a check without an account # listed and needed to verify with the advisor where the check should be deposited. The firm did not receive a response until 4/18/2023 which is when the check was forwarded.
23	Customer check forwarded 3 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/13/2023	The main branch received a check without an account # listed and needed to verify with the advisor where the check should be deposited. The firm did not receive a response until 4/18/2023 which is when the check was forwarded.
24	Customer check forwarded 3 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	6/5/2023	The firm identified the exception during the branch audit and has taken corrective action.
25	Customer check forwarded 8 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	10/16/2023	The firm identified the exception during the branch audit. While the log indicates a receive date of 10/16/2023, the firm believes this was an entry error in the log and the actual receive date was 10/26/2023.
26	Customer stock certificate forwarded 86 days after taking receipt from the firm's main paramus office (CRD258203) registered location.	3/6/2023	Stock Power Form was missing from the client which is required in order to deposit the stock certificate into client's account. The firm reached out to the rep on several occassions and since the client lives in a foreign coutnry it took several months for us to get back the required form.
27	Customer stock certificate forwarded 86 days after taking receipt from the firm's main paramus office (CRD258203) registered location.	3/6/2023	Stock Power Form was missing from the client which is required in order to deposit the stock certificate into client's account. The firm reached out to the rep on several occassions and since the client lives in a foreign coutnry it took several months for us to get back the required form.
28	Customer stock certificate forwarded 86 days after taking receipt from the firm's main paramus office (CRD258203) registered location.	3/6/2023	Stock Power Form was missing from the client which is required in order to deposit the stock certificate into client's account. The firm reached out to the rep on several occassions and since the client lives in a foreign coutnry it took several months for us to get back the required form.
29	Customer stock certificate forwarded 2 days after taking receipt from the firm's main paramus office (CRD258203) registered location.	9/26/2023	There was a form missing that was required in order to open an estate account and deposit this stock certificate.
30	Customer stock certificate forwarded 2 days after taking receipt from the firm's main paramus office (CRD258203) registered location.	9/26/2023	There was a form missing that was required in order to open an estate account and deposit this stock certificate.
31	Customer stock certificate forwarded 2 days after taking receipt from the firm's main paramus office (CRD258203) registered location.	9/26/2023	There was a form missing that was required in order to open an estate account and deposit this stock certificate.
32	Customer check forwarded 10 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	3/4/2023	The firm identified the exception during the branch audit and has taken corrective action.
33	Customer check forwarded 10 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	3/4/2023	The firm identified the exception during the branch audit and has taken corrective action.
34	Customer check forwarded 4 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	4/10/2023	The firm identified the exception during the branch audit and has taken corrective action.
35	Customer check forwarded 9 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	4/1/2023	The firm identified the exception during the branch audit and has taken corrective action.
36	Customer check forwarded 9 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	4/1/2023	The firm identified the exception during the branch audit and has taken corrective action.
37	Customer check forwarded 7 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	4/4/2023	The firm identified the exception during the branch audit and has taken corrective action.
38	Customer check forwarded 5 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	4/6/2023	The firm identified the exception during the branch audit and has taken corrective action.
39	Customer check forwarded 7 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	7/19/2023	The firm identified the exception during the branch audit and has taken corrective action.
40	Customer check forwarded 5 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	10/4/2023	The firm identified the exception during the branch audit and has taken corrective action.

The Company's Hackensack branch office did not properly maintain a blotter or other similar records of funds or securities received from customers that were required to be forwarded during the period from May 1, 2023 through October 31, 2023. In addition, the Company's Huntington branch office did not properly maintain a blotter or other

similar records of funds or securities received from customers that were required to be forwarded during the period from November 1, 2023 through December 31, 2023.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R§240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule l5c3-3) throughout the most recent fiscal year ended December 31, 2023, except as described above.

Michael J. Karalewich, CFP®
Chief Executive Officer
April 1, 2024